Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006 (the “Merger Agreement”), by and among Discovery Partners International, Inc. (“DPI”), Darwin Corp. and Infinity Pharmaceuticals, Inc. (“Infinity”). The Merger Agreement was attached as Exhibit 1.1 to a Form 8-K filed by DPI with the SEC on April 12, 2006, and is incorporated by reference into this filing.

DPI and Infinity gave the following presentation in Boston, Massachusetts on April 26, 2006.

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[LOGO]

[GRAPHIC]

Reverse Merger Proposal

Infinity Pharmaceuticals
and

Discovery Partners International
(Nasdaq: DPII)

April 26, 2006

Michael C. Venuti, Ph.D.

Acting Chief Executive Officer

Discovery Partners International

(Nasdaq:DPII)

[LOGO]

Forward-Looking Statement

•                  This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, Discovery Partner International’s (DPI) and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions or divest its various business units, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Factors that may cause actual results to differ materially include the risk that DPI and Infinity may not be able to complete the proposed transaction, the risk that Infinity’s product candidates and compounds that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials, the risks associated with reliance on collaborative partners for further clinical trials and other development activities, risks involved with development and commercialization of product candidates, the risk that DPI may be unable to divest itself of or otherwise transfer ownership of some or all of its business units on satisfactory terms or at all, the risk that DPI’s net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and DPI’s other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

•                  Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Who we are

•                  Discovery Partners (Nasdaq: DPII)

•                  Fee-for-service discovery research: chemistry, biology

•                  Pharma and biotech customers

•                  Public company since 2000

•                  $80 million in cash, no debt

Why Merge?

DPI rationale

•                  Response to dramatic changes in discovery business

•                  Outsourcing to India, China

•                  Price pressures

•                  Better upside for investors in near-term product opportunities with significant potential

Why Infinity?

Thorough evaluation

•                  Top-tier private company

•                  Multiple near-term value driving events

•                  Ongoing clinical trials

•                  Pipeline

•                  Partnerships

•                  Management that has discovered drugs and built companies

•                  Create a security with market-recognized value

Steven Holtzman

Chairman, Chief Executive Officer

Infinity Pharmaceuticals

Why Merge?

Infinity rationale

•                  Cost-effective, timely access to capital

•                  Clinical trial / preclinical pipeline funding

•                  Generate efficacy data on lead product candidate, IPI-504

•                  Accelerate and expand Infinity pipeline

Snapshot of Post-Merger Infinity

•                  Lead clinical product in two ongoing Phase 1 cancer studies

•                  Phase 2 expected in 2006

•                  Pipeline of preclinical cancer drug candidates

•                  Internally discovered and developed, chemistry platform

•                  4 Pharma/Biotech corporate alliances

•                  Amgen, J & J and Novartis (2)

•                  Cash pro forma Q1: $100 million

•                  Proven biotech leadership

“Making Cancer a Chronic Disease”

Strategy

•                  Drug targets that are “well-credentialed, but not well-trodden”

•                  First- or best-in-class medicines

•                  Fastest path to registration

•                  Selective strategic alliances to maximize value, retaining significant product rights

•                  Leverage Infinity’s small molecule technologies

•                  A culture and community maximally conducive to innovation

Product Pipeline: One IND Filing per Year

	Discovery	Preclinical	IND Filing	Clinical Trials

IPI-504 (Hsp90)			2005	Phase I ongoing Phase II 2H/2006

IPI-609 (Hedgehog)			2006

Bcl2/Bcl-xL			2007

Additional Targets			2008	forward

Product Pipeline: One IND Filing per Year

	Discovery	Preclinical	IND Filing	Clinical Trials

IPI-504 (Hsp90)			2005	Phase I ongoing Phase II 2H/2006

IPI-609 (Hedgehog)			2006

Bcl2/Bcl-xL			2007

Additional Targets			2008	forward

Lead Clinical Product: IPI-504

Best-in-class Hsp90 Inhibitor

[GRAPHIC]

•                  Broad activity, multiple cancers

•                  Large therapeutic window

•                  Single agent activity

•                  Synergy in combination

•                  Activity in resistant settings

•                  2nd generation oral formulation under development

IPI-504: Broad Market Potential

Indications

Multiple Myeloma (MM)
Hematologic Malignancies
Chronic Myelogenous Leukemia (CML)

Acute Myelogenous Leukemia (AML)

Non-Hodgkin’s Lymphoma (NHL)

Gastrointestinal Stromal Tumors (GIST)

Breast cancer (HER2+)

Solid tumors	Non-small cell lung cancer (NSCLC)

Renal cell carcinoma

Malignant Melanoma

Hormone Refractory Prostate cancer (HRPC)

IPI-504: Clinical Plan

Phase 1

•                  Multiple myeloma

•                  GIST

•                  Combinations

Phase 2

•                  MM / GIST

•                  Other indications

[CHART]

Heat Shock Protein 90 (Hsp90)

Emerging cancer target

•                  Stabilizes proteins in functional conformations

•                  Two roles in cancer

•                  Generally: Maintaining protein homeostasis in cancer cells

•                  Specifically: Stabilization of key oncoproteins, including drug-resistant ones

[GRAPHIC]

Targeted Cancer Therapies

New Frontier

	Molecular Target	Targeted therapy	Indication

Hematologic	NF-kB	Velcade	Myeloma
	Bcr-Abl	Gleevec / Dasatinib	CML
	Flt3	Investigational	AML

Solid tumor	c-Kit	Gleevec / Sutent	GIST
	HER2	Herceptin	Breast (HER2+)
	EGFR	Tarceva / Erbitux	NSCLC
	VEGFR / HIF-1a	Sorafenib / Sutent	Renal cell
	b-Raf	Sorafenib	Melanoma
	p-Akt	Investigational	Prostate (PTEN -/-)

Molecular Target

Hematologic	NF-KB
	Bcr-Abl	All are Hsp90 clients
Flt3

Solid tumor	c-Kit
HER2
	EGFR	Inhibiting Hsp90 affects the
	VEGFR / HIF-1a	stability of these targets
b-Raf
p-Akt

Hsp90: Potential Universal Salvage Therapy

Disease	Hsp90 Client	Drug	Kinase Inhibitor Resistance Mutation

CML	BCR-ABL	Gleevec, Dasatinib	T315I	Highly responsive to Hsp90 inhibition

GIST	KIT	Gleevec, Sutent	T670I

NSCLC	EGFR	Iressa, Tarceva	T790M	Alternative to chasing mutations

Oral IPI-504: Survival Benefit

Gleevec-resistant T315I	CML transplantation model

[CHART]

Collaboration:

Shauguang Li, Jackson Labs

[CHART]

[CHART]

IPI-504: Clinical Milestones for 2006

•                  Phase 1 MM trials: complete

•                  Phase 1 GIST trial: complete

•                  Phase 2 MM and/or GIST trial: initiate

Additional potential indications and milestone events

•                  Phase 1 combination studies (e.g. Taxotere, Velcade, Gleevec)

•                  Additional Phase 2 studies (e.g. NSCLC, CML, CLL)

Product Pipeline: One IND Filing per Year

	Discovery	Preclinical	IND Filing	Clinical Trials

IPI-504 (Hsp90)			2005	Phase I ongoing Phase II 2H/2006

IPI-609 (Hedgehog)			2006

Bcl2/Bcl-xL			2007

Additional Targets			2008	forward

IPI-609: Most Advanced Preclinical Candidate

Potent hedgehog pathway inhibitor

•                  Expected first-in-class systemic hedgehog inhibitor

•                  Proprietary NCE

•                  Oral product

•                  Broad anti-cancer potential

•                  Strong data supporting pancreatic, metastatic prostate, SCLC, others

•                  Single agent activity

•                  Potential for synergy with standards of care

IPI-609: Clinical Plan

2005	2006	2007	2008

IND-enabling studies	FILE IND	Clinical development

		Phase I	Phase II
Pharmacology GLP toxicology Manufacturing		• Pancreatic •SCLC • Met Prostate, etc. • Heme malignancies	• Single or combo
Phase II or III • Registration trial

IPI-609: Preclinical Efficacy Rationale

PC3 prostate cancer xenograft

[CHART]

Hedgehog Pathway: Broad Rationale in Solid Tumors

Human tumor biopsy data

State	Pathway activation
Normal	OFF
Basal cell carcinoma(1),(2)	ON
Medulloblastoma(3)	ON
Pancreatic cancer(4),(5),(6)	ON
Prostate cancer(7),(8)	ON
Small cell lung cancer(9)	ON
Hepatocellular cancer(10)	ON
Breast Cancer(11)	ON

(1) Hahn et al., 1996, Cell 85: 841

(2) Bale & Yu, 2001, Human Molec. Genetic. 10: 757 (review)

(3) Berman et al., 2002 Science 297: 1559

(4) Berman et al., 2003 Nature 425: 846

(5) Kayed et al., 2004 Int. J. Cancer 110: 668

(6) Thayer et al., 2003 Nature 425: 851

(7) Karhadkar et al., 2004 Nature, 431: 707

(8) Fan et al., 2004 Endocrinology 145: 3961

(9) Watkins et al., 2003, Nature 422: 313

(10) Sicklick  2005 ASCO; Mohini, 2005 AACR

(11) Kubo et al., 2004 Cancer Res. 64 :6071

Product Pipeline: One IND Filing per Year

	Discovery	Preclinical	IND Filing	Clinical Trials

IPI-504 (Hsp90)			2005	Phase I ongoing Phase II 2H/2006

IPI-609 (Hedgehog)			2006

Bcl2/Bcl-xL			2007

Additional Targets			2008	forward

Bcl-2 / Bcl-xL Antagonists: Opportunities

Therapeutic Applications

•                  Bcl key anti-apoptotic factors

•                  Up-regulated in many cancers

•                  Up-regulated in response to chemotherapy in many cancers

•                  Highly attractive but historically “intractable”

•                  Protein-protein interaction targets

•                  Prospective products

•                  Combination with chemotherapy: general chemo-sensitizing agent

•                  Single agent: in cancers dependent on Bcl family members for survival

•                  Types of products:

•                  Bcl-2 selective

•                  Bcl-2 and Bcl-xL dual selective

Bcl: Lead Compounds from DOS

Infinity’s Small Molecule Technology

Product profile	Bcl-2	Bcl-xL
	(Ki)	(Ki)

Bcl-2			>1,000x
Selective	65 pM	100 nM	selectivity

Dual selective	1.1 nM	6 nM

Bcl:  2006 Novartis Alliance

ACTIVITIES	FINANCIALS

• Joint discovery (led by Infinity)	• Upfront & near term committed	$30M

• Joint development (led by Novartis)	• Total potential payments	>$400M

• Worldwide marketing by Novartis with Infinity US co-promotion	• Royalties on WW sales

Accelerates, expands value creation

DOS Technology Alliances: Small Molecules

[LOGO]	[LOGO]	[LOGO]

•                  Diversity Oriented Synthesis (DOS)

•                  2004 – 2006:   > $60 million upfront/committed cash

•                  Non-dilutive capital and capability expansion

•                  Additional milestone and royalty potential

•                  No license of proprietary Infinity product rights

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Pipeline & Partnerships

Ownership of most advanced candidates retained

	Discovery	Preclinical	IND Filing

IPI-504 (Hsp90)			2005	100% owned

IPI-609 (Hedgehog)			2006	100% owned

Bcl2/Bcl-xL			2007	Novartis

				Non-exclusive
				• Amgen
Small molecule drug technologies				• Novartis
				• J&J

Leadership: Combined Company

Mr. Steven Holtzman, Chairman & CEO
Millennium, DNX

Dr. Julian Adams, President & CSO
Millennium, ProScript

Boehringer Ingelheim, Merck

Ms. Adelene Perkins, EVP & CBO
Transform, Genetics Institute,
Bain, GE

Dr. Christine Bellon, Sr Patent Counsel
Wyeth, Fish & Richardson

Dr. Michael Foley, VP Chemistry
Harvard ICCB, Glaxo, BMS

Dr. Christian Fritz, Sr Dir Cancer Biology
Millennium, Chemgenix

Dr. David Grayzel, VP Clinical Dev/Med Affairs
Dyax, Mass General Hospital

Dr. Vito Palombella, VP Biology
Syntonix, Millennium, ProScript

Dr. Margaret Read, Sr Dir Cancer Biology
Millennium, ProScript

Dr. Jeffrey Tong, VP Corp & Product Dev
McKinsey & Co, Harvard Center for Genomics Research

Dr. Jim Wright, VP Pharm Dev
Millennium, Alkermes, Boehringer Ingelheim, U. of Wisconsin

Projected Board of Directors: Combined Company

Steven Holtzman, Chairman	Infinity Pharmaceuticals, Inc

Ron Daniel	McKinsey & Co. (former Managing Partner)

Dr. Tony Evnin	Venrock Associates

Dr. Eric Lander	Director Broad Institute, Whitehead, MIT

Patrick Lee	Advent Venture Partners

Dr. Arnold Levine	Institute for Advance Study

Dr. Frank Moss	Director MIT Media Lab; Founding CEO Tivoli

Dr. Vicki Sato	Former Vertex and Biogen

Dr. James Tananbaum	Prospect Venture Partners

Dr. Michael Venuti	Discovery Partners, Celera

Mr. Harry Hixon	BrainCells, Amgen

Mr. Herm Rosenman	Gen-Probe

Infinity’s Financial and Pharmaceutical Investors

•                  Prospect Venture Partners

•                  Venrock Associates

•                  Advent Venture Partners

•                  HBM BioVentures

•                  Vulcan Ventures

•                  Wellcome Trust

•                  POSCO BioVentures

•                  Tallwood

•                  Alexandria Equities

•                  Lotus BioScience

•                  Amgen

•                  Novartis

•                  J&J

The Merger: Next Steps

Key Merger Terms

•                  A financing event

•                  DPI “invests” cash and divests operating units

•                  If DPI cash between $70M and $75M, ownership:

•                  DPI shareholders = 31%

•                  Infinity shareholders = 69%

•                  If cash above $75M or below $70M, adjustment applied

Merger Timetable

Approval of both companies’ BOD	☒

Public announcement of transaction	☒

File S-4	By Mid-May

SEC comment period	By Late June

Joint proxy statement / prospectus to DPI, Infinity stockholders	By Mid-July

DPI, Infinity Stockholder votes	By Mid-August

If approved DPI shares issued Infinity traded as public company	Following vote

2006 News flow, Milestones and Goals

Status

• Product Pipeline

• IPI-504: Complete Phase 1s

• IPI-504: Initiate Phase 2

• IPI-609: File IND

• Pipeline: New INDs / programs for 2007+

• Successful alliance execution (Novartis, J&J, Amgen)

• At least one new corporate alliance	☒

• Financing event: Approved merger

• Year-end cash runway: > 12-24 months

[LOGO]

www.IPI.com

Forward Looking Statements

This filing contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, DPI’s and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions or divest its various business units, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Factors that may cause actual results to differ materially include the risk that DPI and Infinity may not be able to complete the proposed transaction, the risk that Infinity’s product candidates and compounds that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials, the risks associated with reliance on collaborative partners for further clinical trials and other development activities, risks involved with development and commercialization of product candidates, the risk that DPI may be unable to divest itself of or otherwise transfer ownership of some or all of its business units on satisfactory terms or at all, the risk that DPI’s net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and DPI’s other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction described herein, DPI will file a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about DPI, Infinity and the proposed transaction. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, if any, can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.